Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    August    2004


                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

Notice to Reader

The accompanying unaudited consolidated financial statements of Pine Valley Mining Corporation (the "Company") have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of the Company's unaudited interim consolidated financial statements as at and for the three months ended June 30, 2004.
Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

                                                   June 30,          March 31,
                                                      2004               2004
ASSETS
CURRENT
  Cash and cash equivalents                       $3,362,932           $54,720
  Accounts receivable                                 38,151            12,204
  Prepaid expenses                                   144,799             6,403
-------------------------------------------------------------------------------
Total Current Assets                               3,545,882            73,372

EQUIPMENT (Note 3)                                    15,071            15,054
MINERAL PROPERTIES (Note 4) (Schedule 1)          17,282,121        16,842,989
-------------------------------------------------------------------------------
                                                  17,297,192        16,858,043
-------------------------------------------------------------------------------
Total Assets                                     $20,843,074       $16,931,370

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities          $492,858          $280,075
  Current portion of long-term debts (Note 6)      3,800,000         3,000,000
-------------------------------------------------------------------------------
Total Current Liabilities                          4,292,858         3,280,075

LONG TERM DEBTS (Note 6)                           1,373,100         1,000,000
DUE TO RELATED PARTY (Note 5)                        600,000           600,000
-------------------------------------------------------------------------------
Total Liabilities                                  6,265,958         4,880,075

SHAREHOLDERS' EQUITY
  Capital stock (Note 7 (a))                       32,764,995       29,674,146
  Commitment to issue shares (Note 7(b))              174,022          174,022
  Share subscription                                   -                78,576
  Contributed surplus and other capital            1,187,059         1,142,009
  Deficit accumulated during exploration stage   (19,548,960)      (19,017,458)
-------------------------------------------------------------------------------
Total Shareholders' Equity                        14,577,116        12,051,295

Total Liabilities and Shareholders' Equity       $20,843,074       $16,931,370


CONTINGENT LIABILITIES AND COMMITMENTS (Note 11)

APPROVED BY THE BOARD OF DIRECTORS

  "Graham Mackenzie"

  "Mark Fields"

          See accompanying Notes to the Consolidated Financial Statements
Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Operation and Deficit
(Canadian Dollars)
(Unaudited)
                                                      Three Months Ended
                                                   June 30,            June 30,
                                                      2004                2003
EXPENSES
  Accounting and audit                                $6,808            $8,172
  Amortization                                           439               533
  Consulting                                         133,180            12,657
  Fees and assessments                                 2,409                -
  Filing and transfer agent fees                      19,328            16,746
  Interest and financing                             131,456             1,340
  Office                                              19,601             1,964
  Professional fees                                   64,317            14,258
  Promotion and marketing                             15,799             1,687
  Salaries and stock-based compensation              128,362           151,272
  Travel                                               7,853            16,405
-------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED ITEMS                        (529,552)         (225,034)

OTHER ITEMS
  Interest income                                      1,350             2,841
  Loss on disposal of capital assets                    -               (5,160)
  Foreign exchange gain (loss)                        (2,542)           17,587
  Write-off of mineral properties (note 5(a))           (758)           (1,308)
-------------------------------------------------------------------------------
                                                     (1,950)            13,960

NET LOSS FOR THE PERIOD                             (531,502)         (211,074)

DEFICIT BEGINNING OF PERIOD                      (19,017,458)      (17,904,526)

DEFICIT END OF PERIOD                           $(19,548,960)     $(18,115,600)


Basic and diluted loss per share                      $(0.01)           $(0.01)

Weighted average number of shares                 50,744,085        36,335,288












          See accompanying Notes to the Consolidated Financial Statements



Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

                                                        Three Months Ended
                                                   June 30,            June 30,
                                                      2004                2003
OPERATINGACTIVITIES

Net loss for the period                            $(531,502)        $(211,074)
Adjustments
  Amortization                                           439               533
  Loss on disposal of capital assets                     -               5,160
  Non-cash payroll costs                              45,050            59,159
  Write-off of mineral properties (Schedule 1)           758             1,308
  Changes in non-cash working capital items (Note 10) 48,440           (48,190)
-------------------------------------------------------------------------------
                                                    (436,815)         (193,104)

FINANCING ACTIVITIES

  Capital stock issued                             3,090,849         1,100,000
  Share subscription                                 (78,576)         (704,020)
  Note proceeds                                    1,373,100              -
  Note payment                                      (200,000)             -
-------------------------------------------------------------------------------
                                                   4,185,373           395,980

INVESTING ACTIVITIES

  Acquisition of equipment                              (978)             -
  Deferred exploration and development              (439,368)         (112,178)
-------------------------------------------------------------------------------
                                                    (440,346)         (112,178)

INCREASE IN CASH                                    3,308,212           90,698

CASH POSITION, BEGINNING OF PERIOD                     54,720          680,040

CASH POSITION, END OF PERIOD                       $3,362,932         $770,738










          See accompanying Notes to the Consolidated Financial Statements




Pine Valley Mining Corporation
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the Three Months ended June 30, 2004
(Canadian Dollars)


1.   BUSINESS OF THE COMPANY

     The Company will produce and market metallurgical coal in its fiscal year ending March 31, 2005. The Company intends to produce coal from its mining properties located in northeast British Columbia during July 2004 and will sell to steel producers who use metallurgical coal in the steelmaking process. The Company will produce low volatile pulverized coal for injection ("PCI") initially and intends to begin producing coking coal as well in mid 2005.

     The Company, formerly known as Globaltex Industries Inc., is a public company incorporated in 1993 under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange (symbol "PVM") and OTC Bulletin Board in the United States (symbol "PVMCF")


2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated March 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's Annual Report to Shareholders for the year ended March 31, 2004.

     These consolidated financial statements include all information and footnotes disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

     Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.


     Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $26,454 for the year ended March 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, a weighted average volatility of the Company's share price of 148%, a weighted average annual risk free interest rate of 3.97% and an expected life of five years.


3.   EQUIPMENT

                                                June 30, 2004    March 31, 2004
                                     Accumulated     Net Book          Net Book
                           Cost      Amortization       Value             Value

     Office equipment     $61,907     $46,836        $15,071           $15,054
-------------------------------------------------------------------------------
                          $61,907     $46,836        $15,071           $15,054


4.   MINERAL PROPERTIES

 (a) During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture from Mitsui Matsushima Canada Ltd. for $6,000,000. The Company paid $2,000,000 in cash and issued a $4,000,000 note payable with interest compounded daily at 7%. On June 30, 2004, the Company made a principal repayment of $200,000 with an interest payment of $69,808.


 (b) Indin Lake

     The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories. During the year ended March 31, 2003, the Company concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work had been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.


5.   DUE TO RELATED PARTY

     The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 16, 2004, the Estate undertook that no action will be taken to collect any or all of the amount until beyond
     June 30, 2005.


6.   LONG-TERM DEBTS
                                                June 30, 2004   March 31, 2004
     Current portion of long-term debt             $3,800,000       $3,000,000
     Long-term portion, net of current portion      1,373,100        1,000,000
-------------------------------------------------------------------------------
                                                   $5,173,100       $4,000,000

     On January 6, 2004, the Company purchased Mitsui's 33.33% interest in the Willow Creek Joint Venture for $6,000,000, of which $2,000,000 was paid in cash, and the balance of $4,000,000 is payable throughout the next two years with interest compounded daily at 7%. The Company paid $200,000 principal plus $69,808 accrued interest on June 30, 2004. As of June 30, 2004, the Company had an outstanding debt obligation to Mitsui of $3,800,000, and is required to make principal repayments as follows:

           September 30, 2004                             $300,000
           December 31, 2004                             1,500,000
           March 31, 2005                                1,000,000
           June 30, 2005                                 1,000,000
--------------------------------------------------------------------------
                                                        $3,800,000

     The debt obligation is secured by the Company's assets and may be repaid at any time without penalty.

     In May 2004 the Company signed an agreement with Marubeni Corporation for a US$7,600,000 (CAD$10,000,000) debt facility to be used for capital expenditures related to the development of the Willow Creek project. $52,178 was paid to Marubeni as a financing fee for this loan. The debt is secured by an interest in the Company's assets which ranks pari passu with the current security interest held by Mitsui Matsushima Canada Ltd. The Company has agreed to pay interest on the outstanding principal balance of the loan at a rate of 4.0% over the London Interbank Offered Rate. In addition, the agreement provides that the principal balance be repaid with some of the proceeds from coal sales the Company makes to Marubeni according to the following schedule:
                                       Principal Repayment   Total Principal
                                                 per Tonne         Reduction
     First 400,000 tonnes sold to Marubeni        US$8.50         US$3,400,000
     Subsequent 200,000 tonnes sold to Marubeni     21.00            4,200,000
     Total debt to be repaid                                      US$7,600,000

     According to the terms of the agreement, the Company must repay the debt in full, if not already repaid according to the terms described above, by
     March 31, 2006.   In addition, the Company has the right, at its option,
     to pay off the Marubeni debt facility, in whole or in part at any time and from time to time, without bonus or penalty. Any early repayment to Marubeni will not effect the agreement by Marubeni to purchase 600,000 tonnes of coal.

     The Company paid $8,575 accrued interest on June 30, 2004. The debt obligation is secured by the Company's assets, ranked pari passu with the security interest held by Mitsui, and assignment of 100% of the issued and outstanding common shares of Falls Mountain, the Company's wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company's commitment to sell and deliver the coal to Marubeni.

7.   SHARE CAPITAL

 (a)  Authorized 100,000,000 common shares of no par value.

     Issued and outstanding:
                                           Number of Shares             Amount
    Balance at March 31, 2004                     48,654,519       $29,674,146
      private placement                            3,333,334         3,000,000
      exercise of warrants                           295,181            90,849
-------------------------------------------------------------------------------
    Balance at June 30, 2004                      52,283,034       $32,764,995


     During the three months ended June 30, 2004:

 (i) a 3,333,334 units of private placement was completed at a price of $0.90 per share with Sprott Asset Management Inc. for gross proceeds of $3,000,000.

 (ii) 68,181 warrants were exercised at unit price of $0.60; 227,000 warrants were exercised at a unit price of $0.22.

 (b) Commitment to issue shares

     In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company has certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company is prepared to settle the obligations by issuing 696,088 common shares at price of $0.25 per share.

     As at June 30, 2004, outstanding stock options to directors, officers and an employee were as follows:

       Number of shares      Exercise price      Expiry date
-----------------------------------------------------------------------------
             300,000               $0.90         December 12, 2006
             250,000                0.90         April 28, 2007
              15,000                0.90         May 7, 2007
             700,000                0.20         March 10, 2008
             100,000                0.29         August 12, 2008
              85,000                1.01         April 23, 2009
-----------------------------------------------------------------------------
           1,450,000

     As at June 30, 2004, outstanding share purchase warrants were as follows:

       Number of shares      Exercise price      Expiry date
------------------------------------------------------------------------------
             300,000                1.35         September 18, 2004
             950,000                0.27         December 31, 2004
           5,500,000                0.25         April 16, 2005
           7,773,000                0.22/0.25    January 6, 2005/2006
------------------------------------------------------------------------------
          14,523,000
8.  RELATED PARTY TRANSACTIONS

 (a) The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:
                                             June 30, 2004       June 30, 2003
     Consulting fees                                   $ -             $12,657
     Interest expense                                    -                 -

 (b) As of June 30, 2004, accounts payable and accrued liabilities include $51,675 (March 31, 2004 - $51,675) to former directors, shareholders and companies controlled by directors.

9.   SEGEMENTED INFORMATION

     The Company operates in one industry and as at June 30, 2004 and 2003 substantially all of the Company's assets were located in Canada.

10.   SUPPLEMENTARY CASH FLOW INFORMATION
                                                June 30, 2004   June 30, 2003
-------------------------------------------------------------------------------
     Decrease (increase) in accounts receivable       $106,393         $(1,755)
     (Increase) in prepaid expenses                   (138,398)         (1,983)
     Increase (decrease) in accounts payable and
     accrued liabilities                                80,443         (44,452)
                                                       $48,440        $(48,190)

11.   CONTINGENT LIABILITIES AND COMMITMENTS

     The Company has a $50,000 letter of credit outstanding at June 30, 2004 (March 31, 2004 - $50,000).

     The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:
                  2005                                $13,736

12.   SUBSEQUENT EVENTS

     Subsequent to the three months ended June 30, 2004:

     The Company commenced commercial scale coal production at its Willow Creek coal mine in July 2004. The Company has concluded sales negotiations for the sale of 435,000 tonnes of its pulverized coal injection ("PCI") product for the period September 2004 to March 31, 2005. The weighted average price for the PCI coal to be sold under these contracts is US$52.11 per tonne. Of the 435,000 tonnes, 300,000 tonnes is being sold under agreements typical for the industry, with multi-year terms and annual price negotiations.

     In July 2004, the Company granted 100,000 stock options under the Company's option plan exercisable at a price of $1.56 per share for a five-year period to an employee. The option will vest as to 25% immediately, a further 25% after 12 months and a further 50% after 24 months.

     20,000 stock options were exercised for a proceeds of $5,800; 3,773,000 warrants were exercised for a proceeds of $830,060.

Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs
(Canadian Dollars)
(Unaudited)                                                         Schedule 1
-------------------------------------------------------------------------------
                                                 Three Months ended June 30,
                                                      2004                2003
-------------------------------------------------------------------------------
DEFERRED EXPENDITURES


Willow Creek Coal Property

  Consulting                                        $ -                $13,788
  Construction                                       197,374              -
  Environmental                                       10,722             9,879
  Geology and engineering                             98,040            17,850
  General administration                               5,848             5,406
  Licences and permit                                 67,478            52,431
  Miscellaneous labour and material                    4,044             4,019
  Supplies                                               -                -
  Travel                                               5,628             7,497
-------------------------------------------------------------------------------
                                                     389,133           110,870

Indin Lake
  Taxes and licences                                     758             1,308
  Cost write-off                                        (758)           (1,308)
-------------------------------------------------------------------------------
                                                       -                   -


TOTAL                                                389,133           110,870

MINERAL PROPERTIES, BEGINNING OF PERIOD           16,842,989        10,423,081

MINERAL PROPERTIES, END OF PERIOD                $17,232,122       $10,533,951























                                Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            Pine Valley Mining Corporation

Date:     August 27, 2004                       Graham Mackenzie
                                            Chief Executive Officer